EXHIBIT 17.3

DATE: January 27, 2016

TO: Creative Learning Corporation Board of Directors

FROM: Brian Pappas

The Current Report on Form 8-K filed by the Company asserts as follows:

As to Mr. Pappas' stated concerns, several of which are factually inaccurate, the Company is satisfied that it has acted in the best interests of the shareholders. Contrary to Mr. Pappas' claims: Rod Whiton has not been "promoted to CEO" [Rod Whiton does remain interim CEO], the FranVentures agreement was not "wrongfully terminated", the Company has not "ignored all of [Mr. Pappas'] requests for information", there has never been a decision to "reduce franchise sales", the state of Maryland has not suspended the company from selling franchises, and the Commonwealth of Virginia has not suspended CLC from selling Bricks4Kidz franchises. Also Mr. Pappas participated in board consideration of several of the decisions he references and did not oppose them, i.e., "the hiring of Rod Whiton as Interim CEO," and "the promotion of Michelle Cote from Curriculum Director to President". As to the "divestiture of Challenge Island," Mr. Pappas received due notice of the agenda and board meeting at which this decision was made and chose not to attend either in person or by proxy.

The Company has provided me with a copy of the Current Report on Form 8-K, and has advised me of my opportunity to furnish the Company as promptly as possible with a letter stating whether I agree with the statements made in the Current Report on Form 8-K, and, if not, stating the respects in which I do not agree.

I disagree as follows:

1.

Mr. Whiton recently stated to the Steering Committee of CLC, when asked if he would be permanent CEO, that it would be up to the independent board of directors, which is disingenuous considering that Mr. Whiton appointed all four of the "independent directors", three of whom are his friends.

2.

The FranVentures agreement is expressly not terminable. Despite requests, no explanation was given to me for the alleged termination.

3.

I requested access to the books and records of the Company on several occasions. I had the right to review those records as a director and under Delaware law. I was only given an infomercial about Bricks4Kidz that allegedly aired on Fox Business News and a copy of the Richard Nickelson claim that I already had in my possession. All other requests were denied or ignored. No explanation was given for the refusals.

4.

I am aware of substantial legal and accounting expenditures by the Company. I felt that it was necessary to review the books and records to protect shareholder equity. No explanation has been given to justify those expenditures.

5.

One has to merely examine the number of franchises sold since August 1, 2015 compared to the same period last year to conclude that the Company has drastically reduced franchise sales and has done so voluntarily. I have spoken with several of the brokers that the Company employs independently and they have confirmed that it's nearly impossible to get a franchise sale approved.

6.

With respect to Maryland and Virginia, I had received information that sales had been suspended in those states and the board chose not to disclose the facts to me. The Company also avoids full disclosure about the status and scope of its Virginia suspension.

7.

I was present telephonically at the Board Meeting for the hiring of Rod Whiton and the promotion of Michelle Cote. The first thing that occurred at that Board Meeting was that I was fired as CEO. No explanation was given at the time or since. The vote was unanimous. I did not agree with my termination or the actions regarding Mr. Whiton or Ms. Cote. Opposing would have been a futile gesture.

8.

Although I was given notice of the agenda and board meeting where Challenge Island was divested, I was provided with no explanation, reasons or data at any time for the divestiture. Attending the Board meeting would have been an empty gesture. No explanation was given for the lack of explanation, reasons or data.